Exhibit 99.1

1

CONVENING NOTICE

This is the convening notice for the extraordinary general meeting of shareholders of Centogene N.V. (the "Company") to be held on December 4, 2024 at 2:00 p.m. CET at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "EGM").

The agenda for the EGM is as follows:

1.	Opening

2.	Approval of the envisaged sale and transfer of Centogene GmbH (voting item)

3.	Conditional amendment to the Company's articles of association (voting item)

4.	Conditional dissolution of the Company (voting item)

5.	Conditional appointment of the Company's liquidator and custodian of the Company's books and records (voting item)

6.	Release of the managing directors from liability for the exercise of their duties (voting item)

7.	Release of the supervisory directors from liability for the exercise of their duties (voting item)

8.	Closing

No business shall be voted on at the EGM, except for the voting items as included in the above-mentioned agenda.

The record date for the EGM is November 6, 2024 (the "Record Date"). Those who are shareholders of the Company or who otherwise have voting rights and/or meeting rights with respect to ordinary shares in the Company's capital, in each case as at close of business on the Record Date (after processing of all book-entry transfers and other relevant changes relating to the ordinary shares in the Company's capital), and who are recorded as such in (i) the Company's shareholders' register and/or (ii) the register maintained by the Company's U.S. transfer agent may attend and, if relevant, vote at the EGM ("Eligible Participants"), irrespective of changes to their shareholdings or rights after the Record Date.

Eligible Participants who wish to attend the EGM, in person or represented by proxy, must register for the EGM by sending notice to the Company of their identity and intention to attend the EGM (an "Attendance Notice") ultimately by 6:00 am CET on November 29, 2024 (the "Cut-off Time"). Eligible Participants must enclose with their Attendance Notice a proof of their ownership of (or other entitlement to voting rights with respect to) the relevant shares in the Company's capital as at the Record Date that are being registered for the EGM. Eligible Participants who have not complied with these requirements may be refused entry to the EGM.

Eligible Participants who have registered for the EGM in accordance with the procedures outlined above may have themselves represented at the EGM through the use of a written or electronically recorded proxy. A proxy form for granting a written proxy can be downloaded from the Company's investor website ( https://investors.centogene.com/). Proxyholders must present a copy of their proxies upon entry to the EGM, failing which the proxyholder concerned may be refused entry to the EGM.

Those who beneficially own shares in the Company's capital through a bank, broker, trustee, financial institution or other intermediary on the Record Date (the "Beneficial Owners") should contact their bank, broker, trustee, financial institution or other intermediary through which the underlying shares are beneficially owned for further information on how to have those shares voted at the EGM.

Eligible Participants who have registered for the EGM in accordance with the procedures outlined above may submit questions regarding the agenda items for the EGM in advance by sending an e-mail to investor.relations@centogene.com ultimately by 6:00 am CET on November 29, 2024. The Company intends to address all questions so submitted during the EGM, provided that answers to questions relating to the same topic, or similar topics may be bundled.

Any Attendance Notice, proof of ownership, written proxy or other materials to be sent to the Company as part of the procedures described above must be provided ultimately by the Cut-off Time via regular mail or e-mail to:

Centogene N.V.

c/o Investor Relations

Am Strande 7

18055 Rostock

Germany

(investor.relations@centogene.com)

Any Attendance Notice, proof of ownership, written proxy or other materials received by the Company after the Cut-off Time may be ignored by the Company.

EXPLANATORY NOTES TO THE AGENDA

Except as otherwise defined in the convening notice to which these explanatory notes pertain, the following definitions shall apply in these explanatory notes:

Affiliate	The ultimate parent of a certain party and any and all persons with respect to which the ultimate parent of a certain party, directly or indirectly, holds more than 50% of the nominal value of the share capital issued, or more than 50% of the voting power at general meetings, or has the power to appoint and to dismiss a majority of the directors or otherwise to direct the activities of such party.

Articles of Association	The Company's articles of association.

Company	Centogene N.V.

General Meeting	The Company's general meeting.

Management Board	The Company's management board.

Managing Director	A member of the Management Board.

Supervisory Board	The Company's supervisory board.

Supervisory Director	A member of the Supervisory Board.

Transaction Committee	The independent transaction committee formed by the Supervisory Board consisting of Mr. Peer Schatz and Ms. Mary Sheahan (and, until and including September 30, 2024, also including Mr. Jonathan Sheldon), each of whom was an independent supervisory director and does not have a conflict of interest with respect to the Envisaged Transaction (as defined below).

2.	Approval of the envisaged sale and transfer of Centogene GmbH (voting item)

2.1	Summary of the Envisaged Transaction

On November 12, 2024, the Company entered into a share purchase agreement (the "SPA") with Charme IV, an Italian Fund represented by Charme Capital Partners Limited, ("BidCo") for the acquisition by BidCo (or an Affiliate of BidCo) from the Company of 100% of the shares in the capital of Centogene GmbH and certain intra-group receivables remaining following the implementation of the Internal Reorganization (as defined below), for an aggregate cash purchase price of EUR 8,717,906.80 (the "Purchase Price") to be paid to the Company upon completion of that acquisition (the "Envisaged Transaction"). As additional consideration for this acquisition, BidCo has also undertaken to assume (or have another wholly-owned, or owned together with a management company, subsidiary assume), amend and restate the convertible loan agreement dated October 26, 2023 (as amended, the "Convertible Loan Agreement"), between the Company and Pharmaceutical Investment Company ("PIC") with debt releasing effect for the Company as outlined below.

In connection with the Envisaged Transaction, on November 12, 2024, Centogene GmbH and Genomics Innovations Company Ltd. (the "JV") entered into a short-term loan facility agreement (the "Short-Term Loan Facility Agreement"), pursuant to which the JV will lend Centogene GmbH up to EUR 15,000,000 for the purpose of funding Centogene GmbH's required cash flow until the earlier of the consummation of the Envisaged Transaction ("Closing") or March 31, 2025. Centogene GmbH has granted to the JV a security interest in certain accounts receivable owing to Centogene GmbH pursuant to a Receivables Pledge Agreement between Centogene GmbH and the JV dated as of November 12, 2024 to secure Centogene GmbH's repayment obligations under the Short-Term Loan Facility Agreement.

Furthermore, on November 12, 2024, the Company and Oxford Finance LLC ("Oxford") entered into a Forbearance Agreement and Fifth Amendment to Loan and Security Agreement (the "Forbearance Agreement and Fifth Amendment"), which, among other things, provides (i) consent by Oxford to the execution by the Company of the SPA and the consummation of the transactions described therein, (ii) forbearance by Oxford from exercising remedies as a secured lender with respect to any existing defaults under the existing loan and security agreement, dated as of January 31, 2022, between the Company and Oxford (as amended, the "Loan and Security Agreement") and (iii) for certain interest payments of the Company to be paid-in-kind prior to Closing.

It is a Closing condition under the SPA that the Company, PIC, the JV and BidCo shall have entered into specified agreements pursuant to which (among other things), effective on or before the Closing, the Company will (i) transfer to Centogene GmbH all of the equity interests held by the Company in the JV (such equity interests representing approximately 4% of the outstanding equity interests in the JV) and (ii) novate to Centogene GmbH the Joint Venture Agreement, dated as of June 26, 2023, between the Company and PIC relating to the JV (as amended, the "JV Agreement") and all of the existing commercial agreements (a Laboratory Services Agreement, Technology Transfer and Intellectual Property License Agreement and Consultancy Agreement) between the Company and the JV relating to the JV, such that, from and after the effectiveness of such novations, the Company shall have no further rights, obligations or liabilities to or under, or any interest in, the JV, the JV Agreement or any such commercial agreements.

It is also a Closing condition under the SPA that the Company, PIC and BidCo shall have entered into an agreement pursuant to which (among other things), effective upon the Closing, BidCo (or another wholly-owned, or owned together with a management company, subsidiary) will assume all of the Company's rights, obligations and liabilities under the Convertible Loan Agreement and the Company will be released from all of its rights, obligations and liabilities under the Convertible Loan Agreement (including any obligation to repay any outstanding amounts thereunder or to issue any equity securities of the Company thereunder).

Moreover, it is a Closing condition under the SPA that BidCo and Oxford shall have entered into an amendment and restatement of the Loan and Security Agreement pursuant to which (among other things), effective upon the Closing, (i) BidCo will become party to the Loan and Security Agreement, in its capacity as the parent entity of Centogene GmbH effective as of the Closing, and (ii) the Company will be replaced by Centogene GmbH as the facility borrower under the Loan and Security Agreement, such that the Company shall have no further rights, obligations or liabilities thereunder, with all security interests in the Company's assets held by Oxford pursuant to the Loan and Security Agreement and related agreements being fully released.

BidCo confirmed that, following the Closing, it (or an Affiliate of BidCo) will fund Centogene GmbH with the necessary funds to restructure its operations and provide the required managerial capabilities to turnaround and grow the business going forward. Prior to the Closing, BidCo (or an Affiliate of BidCo) will be funded with the required equity used to pay the Purchase Price, as well as to fund Centogene GmbH going forward.

After Closing, the Company is envisaged to be dissolved and enter into liquidation (the "Liquidation"). Prior to Closing, the Company and certain of its subsidiaries, including Centogene GmbH, intend to implement certain reorganizational steps in order to unwind certain existing intra-group receivables (the "Internal Reorganization"). Also, the Company's remaining subsidiaries after Closing, Centogene Switzerland AG and CentoSafe B.V., are expected to be liquidated, as these subsidiaries no longer carry out any activities (the "Subsidiary Liquidations"). At Closing, and following the Internal Reorganization and the Subsidiary Liquidations, it is expected that the Company shall not have any remaining assets, other than a cash amount equal to the Purchase Price, which shall be applied towards covering the Company's running costs until the finalization of the liquidation process described in this paragraph 2.1 (with any remaining amount, if any, being distributable to shareholders as discussed below), and no remaining liabilities, except for running costs during the Company's liquidation process.

In connection with the Liquidation, after having paid all of the Company's residual liabilities (if any), the Company shall distribute, as a final liquidation distribution, all of its remaining assets (which, at that time are expected to consist only of a cash amount) to its shareholders and to the holders of vested equity awards issued by the Company in respect of the Company's ordinary shares underlying such equity awards (the "Liquidation Distribution"). Pursuant to the SPA, if and to the extent that the Company would be in a position to distribute more than USD 0.20 per ordinary share in its share capital in connection with the Liquidation, the Company must repay the excess to BidCo immediately prior to making the Liquidation Distribution. As a consequence, the Liquidation Distribution shall not exceed USD 0.20 per ordinary share.

The Liquidation Distribution is expected to be made upon completion of the Liquidation process and associated formalities under applicable law, which entails - among other matters - a creditor opposition period of two months which will start no earlier than the Closing date. The exact record date and payment date of the Liquidation Distribution will depend on the Liquidation process and will be communicated by the Company on its website in due course. The Liquidation Distribution will be made subject to any applicable withholding taxes, if any.

The consummation of the Envisaged Transaction is conditional upon the adoption of the resolutions as proposed under this agenda item 2, agenda item 4 and agenda item 5, as (i) the Company requires the approval of the General Meeting for the Envisaged Transaction as a matter of Dutch law and under its articles of association and (ii) the Company is envisaged to be dissolved after the consummation of the Envisaged Transaction.

2.2	Risks relating to the Envisaged Transaction

The Envisaged Transaction entails certain risks and uncertainties, including those described below. Shareholders and other interested parties should carefully consider these risks and uncertainties, together with the other information contained or referred to in these explanatory notes or in other documents made available by the Company in connection with the Envisaged Transaction. All of the risk factors described below are contingencies which may or may not occur and the order in which risks are presented is not necessarily an indication of the likelihood of the risks actually materialising, of the potential significance of the risks or of the scope of any potential harm to the Company or its business and financial condition. The risk factors are based on assumptions that could turn out to be incorrect. Furthermore, although the Company believes that the risks and uncertainties described below are material risks and uncertainties concerning the Envisaged Transaction, the risks and uncertainties described below do not constitute an exhaustive list. Other risks, events, facts or circumstances not presently known to the Company, or that the Company currently deems to be immaterial, could, individually or cumulatively, prove to be important and could have a material adverse effect on the Envisaged Transaction or on the Company or its business and financial condition.

●	The Envisaged Transaction is subject to several conditions such as regulatory, antitrust and shareholder approval as well as conditions that (i) no order, law or injunction is in effect and no filing with suspensory effect has been ordered, which would restrain or prohibit the Envisaged Transaction and/or the Liquidation in any material respect, (ii) Centogene GmbH is not materially insolvent prior to or at Closing, (iii) Oxford has not taken certain actions prior to or at Closing that would lead to Centogene GmbH being materially insolvent or over-indebted, the Company ceasing to own its shares in Centogene GmbH or Centogene GmbH ceasing to own any of its own assets, (iv) completion of the Internal Reorganization to BidCo's satisfaction and (v) the execution and effectiveness of certain agreements with Oxford and PIC to be entered into in connection with the Envisaged Transaction. There is a risk that one or more of these conditions might not be met and the satisfaction of these conditions is largely outside the Company's control. As a result, the Company cannot provide any assurance that the Envisaged Transaction, the Liquidation and/or the Liquidation Distribution will be consummated in a timely manner or at all.

●	The Envisaged Transaction will be instrumental in forming the basis for a positive going concern prognosis for the Company and Centogene GmbH and, therefore, will mitigate insolvency risk for the Company and Centogene GmbH. However, if the Envisaged Transaction cannot be implemented in a timely manner or at all, the Company and Centogene GmbH may have to apply for bankruptcy under German law as a consequence of their financial position.

●	Shareholder litigation or creditor opposition could prevent or delay the consummation of the Envisaged Transaction, the Liquidation and/or the Liquidation Distribution or otherwise negatively impact the timing and/or amount of the Liquidation Distribution. The Company may incur costs in connection with the defence or settlement of any shareholder lawsuits, or creditor opposition under Dutch law, filed in connection with the Envisaged Transaction or the Liquidation. Such litigation or creditor opposition could reduce the amount of the Liquidation Distribution and/or delay the payment of the Liquidation Distribution.

●	The Company expects to incur a number of costs in relation to the Envisaged Transaction, including Liquidation expenses and other post-Closing expenses, which could exceed the amounts currently estimated. There may also be further additional and unforeseen expenses incurred in connection with the Envisaged Transaction, the Liquidation Distribution and the Liquidation either due to delays or otherwise. At least part of the Purchase Price is expected to be applied towards covering the Company's running costs until the finalization of the liquidation process, and there is no certainty that the above-mentioned USD 0.20 per ordinary share, or a certain part thereof, will be distributed to the Company's shareholders.

The Liquidation Distribution will therefore be less, and may even be significantly less, than the Purchase Price. The Liquidation Distribution may also be less, or even significantly less, than the above-mentioned USD 0.20 per ordinary share, and could even be reduced to zero. The Liquidation Distribution will be made subject to any applicable withholding taxes, if any. The Company currently estimates that, after taking into account the Company’s anticipated running costs until the finalization of the liquidation process and Transaction-related expenses and liabilities, approximately EUR 5,522,000 will be available for the Liquidation Distribution to the Company’s shareholders, although there can be no assurances as to the exact amount of the Liquidation Distribution, if any.

●	The Company intends to accelerate the vesting, and settle in cash, all of its outstanding equity awards by means of making the Liquidation Distribution also to the respective holders of those equity awards as if they hold the Company's ordinary shares underlying such equity awards. This shall dilute shareholders in their entitlement to the Liquidation Distribution.

●	Whether or not the dissolution of the Company is resolved upon by the General Meeting, the Company will have an obligation to continue to comply with the applicable reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), until the Company has exited from such reporting requirements. The Company plans to initiate steps to exit from certain reporting requirements under the Exchange Act. However, such process may be protracted and the Company may be required to continue to file with the U.S. Securities and Exchange Commission reports on Form 6-K to disclose material events, including those related to the dissolution. Accordingly, the Company will continue to incur expenses that will reduce the amount available for distribution in the Liquidation, including expenses of complying with public company reporting requirements for so long as they apply to the Company and paying the Company service providers, among others.

●	The Company is incorporated under Dutch law but has always had its place of effective management in Germany. As a result, the Company (i) is a dual tax resident, both in the Netherlands and Germany on the basis of the domestic laws of the Netherlands and Germany, and (ii) may need to withhold taxes in respect of the Liquidation Distribution both in Germany and the Netherlands.

●	The Liquidation Distribution may become subject to Dutch withholding taxes if and to the extent the Liquidation Distribution exceeds the average paid-in capital of the ordinary shares in the capital of the Company as recognized for Dutch dividend withholding tax purposes. It is expected that the Liquidation Distribution will not exceed the average paid-in capital of the ordinary shares in the capital of the Company as recognized for Dutch dividend withholding tax purposes, in which event the Liquidation Distribution is not subject to withholding tax in the Netherlands. The Liquidation Distribution is subject to German withholding taxes, if and to the extent the respective amount exceeds the share capital of the Company and the capital reserves (Kapitalrücklage; steuerliches Einlagekonto).

●	Individuals who were shareholders of Centogene AG (after conversion: Centogene GmbH), holding at least 1% of the shares in Centogene AG directly or indirectly through a partnership, and who transferred their shares of Centogene AG to the Company in return for shares in the capital of the Company pursuant to a share transfer agreement dated November 7, 2019 in connection with the Company's initial public offering ("Former Shareholders"), are subject to a holding period of seven years for German tax purposes (tainted shares; sperrfristbehaftete Anteile; Einbringungsgewinn II). The disposal of the respective shares in Centogene GmbH by the Company within this period, including as a result of the Envisaged Transaction, results in a retroactive taxable event (fictious sale and transfer) with respect to the Former Shareholders. This fictious capital gain – being the difference between the market value at the time of the transfer of the shares of Centogene AG to the Company and the acquisition costs – is taxed on a proportionate basis. If Closing occurs after November 7, 2024, 2/7 of the respective capital gain is subject to German income tax at the level of the Former Shareholders with the tax relief of 40% (Teileinkünfteverfahren).

●	The Liquidation Distribution to U.S. Holders (as defined below) may lead to material U.S. federal income tax consequences.

o	The discussion contained herein applies only to "U.S. Holders". For purposes of this discussion, the term "U.S. Holder" means a beneficial owner of ordinary shares of the Company that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended) have the authority to control all substantial decisions of the trust or (b) such trust was in existence on August 20, 1996 and has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes, or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

o	This discussion is for general information only and does not address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of that U.S. Holder's individual circumstances or to a U.S. Holder that is subject to special treatment under the U.S. federal income tax laws (including, but not limited to, any U.S. Holder that is treated as a partnership or pass-through entity for U.S. federal income tax purposes or any U.S. Holder that owns (directly, indirectly, or constructively) shares of the Company representing 10% or more of the vote or value of the Company).

o	In addition, this discussion assumes that the Company is not treated as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes and was not treated as a PFIC during any U.S. Holder's holding period with respect to such U.S. Holder's ordinary shares; provided, however, that this discussion does not conclude or provide any assurance as to the PFIC status of the Company for the current taxable year or any prior taxable year. The Company would generally be treated as a PFIC for any taxable year in which (i) 75% or more of the Company's gross income consists of passive income or (ii) 50% or more of the average quarterly value of the Company's assets consists of assets that produce, or are held for the production of, passive income. If the Company was treated as a PFIC for any taxable year during which a U.S. Holder holds its ordinary shares, the U.S. Holder may be subject to adverse tax consequences as a result of the Liquidation Distribution, including ineligibility for any preferred tax rates on capital gains, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws. U.S. Holders of the Company's ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to their ownership of ordinary shares and their particular circumstances.

o	Each U.S. Holder of ordinary shares should consult its own tax advisor as to the tax consequences of the Liquidation Distribution in its particular circumstance, including the applicability and effect of the alternative minimum tax and any state, local, non-U.S. or other tax laws and of changes in those laws.

2.3	Rationale for the Envisaged Transaction

On February 28, 2024, the Company announced a process to explore strategic alternatives focused on sustainable long-term value creation for the benefit of its stakeholders. The Company engaged an investment banking firm to advise the Company in connection with this process and the Management Board and the Transaction Committee have been in active discussion with several interested parties in connection with a potential acquisition of, or business combination with, the Company.

The Management Board and the Transaction Committee received, reviewed, discussed and evaluated various proposals received from interested parties, considering the long-term interests of the Company and its business and weighing the interests of relevant stakeholders. The Management Board and the Transaction Committee sought and received legal and financial advice throughout this process and received from the Company's financial advisor a grid comparison of strategic alternatives available to the Company.

Following an extensive and robust process, considering the facts and circumstances at hand and advice received from the Company's legal and financial advisors, the Management Board and the Transaction Committee concluded that pursuing the Envisaged Transaction is in the best interests of the Company's business (carried out by its subsidiaries being sold in the Envisaged Transaction) and is the only viable and actionable alternative to keep the Company's business in existence. As outlined in paragraph 2.1, the Envisaged Transaction shall result in Centogene GmbH being funded by BidCo (or an Affiliate of BidCo) so that a significant part of its outstanding debts will be repaid and Centogene GmbH's business plan can be pursued. If the Envisaged Transaction will not be consummated in a timely manner or at all (including as a result of the General Meeting not approving the Envisaged Transaction), the Company's sole remaining alternative is to file for bankruptcy under German law for both the Company and Centogene GmbH, in which scenario it is likely that the shareholders will lose the value of their investment entirely.

In addition, if the Envisaged Transaction is not consummated, the forbearance granted by Oxford in connection with the Envisaged Transaction in respect of existing events of default under the Loan and Security Agreement may lapse. In such event, Oxford would be permitted to declare all amounts outstanding under the Loan and Security Agreement to be immediately due and payable. In such case, the Company would not have sufficient funds to repay all such amounts. If the Company is unable to repay all such amounts, Oxford may exercise any or all available remedies, including foreclosing on the assets the Company has pledged under the Loan and Security Agreement, which assets include substantially all of the assets of the Company and its subsidiaries. Any action by Oxford to exercise such rights and pursue such remedies would have a serious disruptive effect on the Company's business operations and likely would require the Company to curtail its operations.

The Management Board, the Supervisory Board and the Transaction Committee have unanimously concluded that the Envisaged Transaction is in the best interest of the Company and its business and promote the sustainable success and the sustainable long-term value creation of the Company's business (carried out by the Company's subsidiaries), having taken into account the interests of its stakeholders. The Transaction Committee also concluded that no stakeholder interests are unnecessarily or disproportionately harmed by pursuing the Envisaged Transaction.

The three largest shareholders of the Company and certain members of the Company's leadership team, collectively representing 57% of the Company's ordinary shares and voting rights in the General Meeting, have signed an irrevocable undertaking to approve the Envisaged Transaction and intend to vote in favour of this agenda item 2, agenda item 4 and agenda item 5.

2.4	Fairness opinion

The Company retained MTS Health Partners, L.P. ("MTS"), as its financial advisor to provide its services in connection with the Company's consideration, evaluation and/or exploration of certain potential merger and acquisition transactions and other strategic transactions. On November 12, 2024, MTS Securities, LLC, an affiliate of MTS ("MTS Securities"), rendered its oral opinion to the Management Board and the Supervisory Board (which was subsequently confirmed by delivery of a written opinion dated November 12, 2024 (the "MTS Opinion") that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the MTS Opinion, the Purchase Price to be received by the Company in the Envisaged Transaction is fair, from a financial point of view, to the Company.

The full text of the MTS Opinion sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by MTS Securities in connection with its opinion. The MTS Opinion is attached to these explanatory notes as Schedule A. The summary of the MTS Opinion set forth in these explanatory notes is qualified in its entirety by reference to the full text of the MTS Opinion.

MTS Securities provided its opinion for the information of the Management Board and the Supervisory Board (each in its capacity as such) in connection with their consideration of the Envisaged Transaction. The MTS Opinion addresses solely the fairness, from a financial point of view, of the Purchase Price to be received by the Company in the Envisaged Transaction and does not address any other aspect or implication of the Envisaged Transaction or any other terms in or other transactions contemplated by the SPA or any other agreement or transaction relating to the Envisaged Transaction or any other aspect or implication of the Envisaged Transaction, including, without limitation, the Liquidation, the agreements with Oxford, PIC and JV as outlined in paragraph 2.1, or the transfer of the Company's entire interest in JV to Centogene GmbH. The MTS Opinion was not a recommendation to the Management Board or the Supervisory Board, or any other person, including any shareholder of the Company, as to how to vote or take any other action in connection with the Envisaged Transaction or any of the other transactions contemplated by the SPA.

2.5	Recommendation of the Management Board and Supervisory Board

The Transaction Committee has been closely involved in the (preliminary) discussions and preparations with respect to the Envisaged Transaction and reviewed the terms and conditions of the Envisaged Transactions with the assistance of the Company's legal and financial advisors. The Transaction Committee (i) determined that, on the terms and subject to the conditions set forth in the SPA, the Envisaged Transaction is in the best interest of the Company and its business and promotes the sustainable success and the sustainable long-term value creation of the Company's business, having taken into account the interests of the Company's stakeholders (including the Company's shareholders), (ii) recommended to the Supervisory Board to (a) approve the execution of the SPA and ancillary documents by the Company and the performance by the Company of its obligations thereunder, (b) resolve that the Company pursue the Envisaged Transaction on the terms and subject to the provisions of the SPA and (c) recommend the Envisaged Transaction to the General Meeting.

Following receipt of such recommendation, after careful consideration, the Supervisory Board reviewed the terms and conditions of the Envisaged Transaction, including the terms and conditions set forth in the SPA, and unanimously (a) determined that, on the terms and subject to the conditions set forth in the SPA, the Envisaged Transaction is in the best interests of the Company and its business and promotes the sustainable success and the sustainable long-term value creation of the Company's business, having taken into account the interests of the Company's stakeholders (including the Company's shareholders), (b) approved the execution of the SPA by the Company and the performance by the Company of its obligations thereunder, (c) resolved that the Company pursue the Transactions on the terms and subject to the provisions of the SPA and (d) recommended the Envisaged Transaction to the General Meeting.

Upon receipt of the approval of the Supervisory Board, after careful consideration, the Management Board has unanimously (a) determined that, on the terms and subject to the conditions set forth in the SPA, the Envisaged Transaction is in the best interests of the Company and its business and promotes the sustainable success and the sustainable long-term value creation of the Company's business, having taken into account the interests of the Company's stakeholders (including the Company's shareholders), (b) approved the execution of the SPA by the Company and the performance by the Company of its obligations thereunder, (c) resolved that the Company pursue the Transactions on the terms and subject to the provisions of the SPA and (d) recommended the Envisaged Transaction to the General Meeting.

Following the abovementioned decision-making process, the Management Board and the Supervisory Board recommend to the Company's shareholders to vote in favour of the proposal under this agenda item 2. It is therefore proposed that the Envisaged Transaction is approved pursuant to Section 2:107a of the Dutch Civil Code.

3.	Conditional amendment to the Company's articles of association (voting item)

The proposal included in this agenda item 3 is subject to the adoption by the General Meeting of the proposal under agenda item 2. If the proposal under agenda item 2 is not adopted by the General Meeting, this agenda item shall not be put to a vote.

In connection with the Envisaged Transaction, it is proposed that the Articles of Association be amended to change the name of the Company to Crown LiquidationCo N.V. with effect from the moment immediately following the consummation of the Envisaged Transaction.

If this resolution passes, each civil law notary, candidate civil law notary and lawyer working with NautaDutilh N.V., the Company's legal counsel, shall be authorised to have the deed of amendment to the Articles of Association executed following the consummation of the Envisaged Transaction. A full text of the proposed amendments (in Dutch, with an unofficial English translation) has been made available on the Company's website and at the Company's office address.

It is therefore proposed to amend the Articles of Association with effect from the moment immediately following the consummation of the Envisaged Transaction.

4.	Conditional dissolution of the Company (voting item)

The proposal included in this agenda item 4 is subject to the adoption by the General Meeting of the proposal under agenda item 2. If the proposal under agenda item 2 is not adopted by the General Meeting, this agenda item shall not be put to a vote.

If and when the Envisaged Transaction is consummated, and following the Internal Reorganization and the Subsidiary Liquidations, the Company is not envisaged to have any remaining assets, except for cash equal to the Purchase Price and a cash amount to cover the Company's running costs until the finalization of the liquidation process described in paragraph 2, and no liabilities, except for running costs during the Company's liquidation process, and it is proposed that the Company enters into Liquidation and, after having paid all of the Company's residual liabilities (if any), distributes, as a final Liquidation Distribution, the remainder of the proceeds of the Envisaged Transaction to its shareholders. As indicated in paragraph 2.1, the Liquidation Distribution shall not exceed USD 0.20 per ordinary share.

It is therefore proposed to dissolve the Company with effect from the moment immediately following the consummation of the Envisaged Transaction.

5.	Conditional appointment of the Company's liquidator and custodian of the Company's books and records (voting item)

The proposal included in this agenda item 5 is subject to the adoption by the General Meeting of the proposal under agenda item 4. If the proposal under agenda item 4 is not adopted by the General Meeting, this agenda item shall not be put to a vote.

In connection with the proposed dissolution of the Company as described in the explanatory notes to agenda item 4, it is proposed to appoint the members of the Management Board as the Company's liquidators (vereffenaars) and custodians (bewaarders) of the Company's books and records. The liquidation process will be supervised by the members of Supervisory Board.

6.	Release of the managing directors from liability for the exercise of their duties (voting item)

In connection with the proposed dissolution of the Company, it is proposed that the Managing Directors be released from liability for the exercise of their duties. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's Dutch statutory annual reports and/or annual accounts or in other public disclosures or communications to the General Meeting.

7.	Release of the supervisory directors from liability for the exercise of their duties (voting item)

In connection with the proposed dissolution of the Company, it is proposed that the Supervisory Directors be released from liability for the exercise of their duties. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's Dutch statutory annual reports and/or annual accounts or in other public disclosures or communications to the General Meeting.

o O o

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in the convening notice and explanatory notes includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). These statements include statements regarding the intent, belief or current expectations of members of the Company's management, as well as the assumptions on which such statements are based, and are generally identified by the use of words such as "may," "will," "seeks," "anticipates," "believes," "estimates," "expects, " "plans," "predicts," "intends," "should," "could," "continues," or the negative version of these words or other comparable words. Forward-looking statements in the convening notice and explanatory notes include, but are not limited to, statements regarding (1) the anticipated benefits of the Envisaged Transaction and the expected time of completion of the Envisaged Transaction; (2) the assets and liabilities of the Company following the consummation of the Envisaged Transaction; (3) plans and expectations for the Liquidation, including expectations as to the timing thereof; (4) statements regarding the tax consequences of the Envisaged Transaction transactions and the Liquidation; (5) the Company's future prospects; (6) plans and expectations related to the deregistration under the Exchange Act; and (7) statements regarding the amount and timing of distributions made to shareholders, if any, in connection with the Liquidation.

The Company's shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Such statements are subject to known and unknown risks and uncertainties and other unpredictable factors, many of which are beyond the Company’s control. The Company makes no representation or warranty (express or implied) about the accuracy of any of the forward-looking statements. These statements are based on a number of assumptions involving the judgment of the Company’s management. Many relevant risks are described under the caption "Risks relating to the Envisaged Transaction" on in paragraph 2.2 of the explanatory notes, as well as throughout the convening notice and explanatory notes, and the Company's shareholders should consider these important cautionary factors when reading these documents. The forward-looking statements in the convening notice and explanatory notes involve certain uncertainties and risks, including but not limited to: (1) the Envisaged Transaction being subject to the satisfaction or waiver of certain conditions, including the receipt of requisite approvals by the Company's shareholders and certain regulatory and antitrust approvals, which conditions may not be satisfied or waived; (2) uncertainties as to the timing of the consummation of the Envisaged Transaction and the ability of each party to consummate the Envisaged Transaction; (3) the risk that the Envisaged Transaction disrupts the Company's current operations or affects its ability to retain or recruit key employees; (4) the possible diversion of management time on issues related to the Envisaged Transaction; (5) litigation relating to the Envisaged Transaction; (6) unexpected costs, charges or expenses resulting from the Envisaged Transaction; (7) potential adverse reactions or changes to business relationships resulting from the announcement or consummation of the Envisaged Transaction; (8) the Company's continued ongoing compliance with covenants linked to financial instruments; (9) the Company's ability to complete the Liquidation in a timely manner, or at all; (10) the timing and amount of cash and other assets available for distribution to the Company's shareholders, if any, upon Liquidation; (11) the impact of business uncertainties in connection with the Liquidation; (12) the risk that the Company may have liabilities or obligations about which the Company is not currently aware; (13) the risk that the cost of settling the Company's liabilities and contingent obligations could be higher than anticipated; and (14) other risks and uncertainties described in "Risk Factors" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (the "SEC") on May 15, 2024 and those risks and uncertainties described in the Company's other reports filed with the SEC from time to time thereafter.

Any forward-looking statements are made as of the date of the convening notice only. In each case, actual results may differ materially from such forward-looking information. The Company can give no assurance that such expectations or forward-looking statements will prove to be correct. An occurrence of or any material adverse change in one or more of the risk factors or risks and uncertainties referred to in the convening notice, explanatory notes or other reports, documents or filings filed with or furnished to the SEC from time to time could materially and adversely affect the Company's business, prospects, financial condition and results of operations. Except as required by law, the Company does not undertake or plan to update or revise any such forward-looking statements to reflect actual results, the changes in plans, assumptions, estimates or projections or other circumstances affecting such forward-looking statements occurring after the date of the convening notice.

SCHEDULE A.

FAIRNESS OPINION

MTS SECURITIES, LLC

CONFIDENTIAL

November 12, 2024

Management Board and Supervisory Board

Centogene N.V.

Am Strande 7

18055 Rostock, Germany

Members of the Management Board and Supervisory Board:

We understand that Centogene N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Company”), proposes to enter into a Share Purchase Agreement, to be dated on or about November 12, 2024 (the “Purchase Agreement”), by and between the Company and Charme IV, an Italian Fund represented by Charme Capital Partners Limited (“Purchaser”), pursuant to which the Company shall sell to Purchaser all of its right, title and interest in, to and under all of the issued and outstanding shares of Centogene GmbH (the “German Subsidiary”, and such shares, the “Purchased Shares”), as well as certain intra-group receivables referred to in the Purchase Agreement as the “Shareholder Loans”, following which the economic benefit and burden of the Purchased Shares, the businesses of the German Subsidiary and all of its direct and indirect subsidiaries, all of their assets and liabilities and the Shareholder Loans will be for the risk and account of Purchaser as of the Closing Date. We further understand that the Purchase Agreement provides that, as the cash consideration for the Purchased Shares and the Shareholder Loans, Purchaser shall pay to the Company EUR 8,717,906.80 (the “Purchase Price”), subject to reduction on a euro-for-euro basis for (i) the amount that the Net Cash Position of the Seller Group (as determined in accordance with the terms of the Purchase Agreement) is less than the Minimum Cash Level, (ii) the amount of transaction and liquidation costs of the Seller Group paid by the Seller Group between the date of the Purchase Agreement and Closing in excess of EUR 2,481,937.68 and (iii) the Company’s remaining cash position (meaning its cash balance minus any overdue liabilities) at Closing, provided that such adjustment referred to under this clause (iii) will not decrease the Purchase Price below EUR 5,521,681.30 (the total amount by which the Purchase Price may be so adjusted pursuant to the foregoing clauses (i), (ii) and (iii), the “Cash Adjustment Amount”). We refer to the sale of the Purchased Shares and the Shareholder Loans under the Purchase Agreement as the “Transaction”. We understand that, as additional consideration in Transaction, Purchaser will (or will have a wholly-owned (or owned together with a management company) subsidiary of Purchaser) assume the Convertible Loan Agreement at Closing in accordance with the terms set forth in the Purchase Agreement as the Non-Cash Purchase Price in the Transaction. The terms and conditions of the Transaction are more fully set forth in the Purchase Agreement and, unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to the Company of the Purchase Price to be received by the Company in the Transaction.

In the course of performing our review and analyses for rendering the opinion set forth below, we have:

(i)	reviewed the financial terms of a draft copy of the Purchase Agreement as of November 12, 2024, which was the most recent draft available to us (the “Draft Purchase Agreement”);

(ii)	reviewed certain publicly available business and financial information concerning the Company and the industry in which it operates;

(iii)	reviewed certain internal financial analyses and forecasts relating to the Company prepared by and provided to us by the management of the Company (the “Projections”);

(iv)	conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii)-(iii) above and any other matters we deemed relevant;

(v)	reviewed and analyzed certain publicly available financial and other information of certain publicly-traded companies that we deemed relevant in evaluating the Company;

(vi)	reviewed and analyzed the proposed financial terms of the Transaction as compared to the financial terms of certain selected business combinations that we deemed relevant in evaluating the Company and the consideration paid in such business combinations; and

(vii)	performed such other financial studies, analyses and investigations and considered such other information as we deemed appropriate for the purposes of the opinion set forth below.

In arriving at the opinion set forth below, we have assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by us and upon the assurances of the management of the Company that they are not aware of any material relevant developments or matters related to the Company, the German Subsidiary or Purchaser or that may affect the Transaction that has been omitted or that remains undisclosed to us. The opinion set forth below does not address any legal, regulatory, tax, accounting or financial reporting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from other advisors, and we have relied with your consent on any assessments made by such other advisors to the Company with respect to such matters. Without limiting the foregoing, we have not considered any tax effects of the Transaction on any person or entity or the form or structure of the Transaction. We have not conducted any independent verification of the Projections and express no view as to the Projections or the assumptions on which they are based. Without limiting the generality of the foregoing, with respect to the Projections, we have assumed, with your consent and based upon discussions with the Company’s management, that they have been reasonably prepared in good faith and reflect the best currently available estimates and judgments of the management of the Company of the future results of operations and financial performance of the Company.

In arriving at the opinion set forth below, we have made no analysis of, and express no opinion as to, the adequacy of the reserves of the Company and have relied upon information supplied to us by the Company as to such adequacy. In addition, we have not made any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives or off-balance-sheet assets or liabilities) of the Company or any of its subsidiaries (including the German Subsidiary), and we have not been furnished with any such evaluations or appraisals, nor have we evaluated the solvency of the Company or any of its subsidiaries (including the German Subsidiary) or any other entity or business under any state or federal law relating to bankruptcy, insolvency or similar matters. For purposes of the opinion set forth below, we have ascribed no value to the Shareholder Loans, which we understand, based upon discussions with the Company’s management, constitute ordinary course operating assets and liabilities of the businesses of the German Subsidiary and its subsidiaries. The analyses performed by us in connection with the opinion set forth below were going concern analyses. We express no opinion regarding the liquidation value of the Company, any of its subsidiaries (including the German Subsidiary) or any other entity. We have assumed that there has been no material change in the assets, financial condition, business or prospects of the Company or any of its subsidiaries (including the German Subsidiary) since the date of the most recent relevant financial statements or financial information made available to us. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company, Purchaser or any of their respective affiliates is a party or may be subject, and, at the direction of the Company and with its consent, the opinion set forth below makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that none of the Company, Purchaser or any of their respective affiliates is party to any material pending transaction that has not been disclosed to us, including, without limitation, any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transaction and the other transactions contemplated by the Purchase Agreement. We have not conducted, nor have we assumed any obligation to conduct, any physical inspection of the properties or facilities of the Company, the German Subsidiary or any of their respective subsidiaries. We also have not considered any potential legislative or regulatory changes currently being considered or that may be adopted by any governmental or regulatory bodies or any potential changes in accounting methods or generally accepted accounting principles that may be adopted.

We have assumed that the representations and warranties of each party contained in each of the Purchase Agreement and all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party thereto will fully and timely perform all of the covenants and agreements required to be performed by it under the Purchase Agreement and any other agreement contemplated thereby, that all conditions to the consummation of the Transaction and the other transactions contemplated by the Purchase Agreement will be satisfied without waiver thereof, that the Transaction and the other transactions contemplated by the Purchase Agreement will be consummated in accordance with the terms of the Purchase Agreement without waiver, modification or amendment of any term, condition or agreement thereof and that no losses for which a party may be required to provide indemnification will be incurred. We have assumed that the final form of the Purchase Agreement will be in all respects relevant to our analysis identical to the Draft Purchase Agreement. We have also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with the Transaction and the other transactions contemplated by the Purchase Agreement will be obtained and that, in the course of obtaining any of those consents and approvals, no restrictions will be imposed or waivers made that would have an adverse effect on the Company, Purchaser or the benefits to be realized as a result of the Transaction and the other transactions contemplated by the Purchase Agreement.

For purposes of the opinion set forth below, we have assumed that the Cash Adjustment Amount and the amount of any other adjustment to the Purchase Price contemplated under the Purchase Agreement will be zero and, as a result, have considered the entire amount of the Purchase Price as being received by the Company in the Transaction, and with management’s consent, we have assumed that the Purchase Price is $9.4 million, the Total Consideration is $45.7 million and the implied enterprise value of the Transaction is $90.9 million (in each case, based on a EUR-USD conversion rate of 1.08x).

The opinion set forth below is necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to us, as of the date of this letter. It should be understood that, although subsequent developments may affect the conclusion reached in such opinion, we do not have any obligation to update, revise or reaffirm the opinion set forth below.

The opinion set forth below addresses solely the fairness, from a financial point of view, to the Company of the Purchase Price to be received by the Company in the Transaction and does not address any other terms in or other transactions contemplated by the Purchase Agreement or any other agreement or transaction relating to the Transaction or any other aspect or implication of the Transaction, including, without limitation, the Non-Cash Purchase Price, the Total Consideration or the allocation thereof, the Liquidation, the treatment of any Excess Liquidation Cash, the Oxford Agreements, the Lifera JV Novation Agreement, the Lifera Topco SHA, the transfer of the Company’s entire interest in Genomics to the German Subsidiary, any adjustments in respect of the Company’s transaction and liquidation costs and any amounts payable in any of the foregoing. The opinion set forth below does not address the Company’s underlying business decision to proceed with the Transaction or any of the other transactions contemplated by the Purchase Agreement or the relative merits of the Transaction or any of the other transactions contemplated by the Purchase Agreement compared to other alternatives available to the Company. We express no opinion as to the prices or ranges of prices at which shares or other securities of any person, including the Company, will trade at any time, including following the announcement or consummation of the Transaction. For the purposes of the opinion set forth below, we have not considered any impact of any rights or obligations of the Company or any other person pursuant to the Purchase Agreement other than with respect to the Transaction itself or any such rights or obligations pursuant to any other agreement that entered into, or that may be entered into by, the Company or any other person in connection with the Transaction. We have not been requested to opine as to, and the opinion set forth below does not in any manner address, the amount or nature of compensation to any of the shareholders, officers, directors or employees of the Company or any party to any of the other transactions contemplated by the Purchase Agreement, or any class of such persons, relative to the consideration to be received by the Company in connection with the Transaction or with respect to the fairness of any such compensation.

It is understood that this letter and the opinion set forth below are provided to the Management Board and Supervisory Board of the Company solely for their information in connection with their consideration of the Transaction and may not be used for any other purpose or disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever without our prior written consent, except that a copy of this letter may be included in its entirety in any materials the Company is required to distribute or otherwise make available to the Company’s shareholders in connection with the EGM to be convened to vote on the Transaction if such inclusion is required by Dutch law or otherwise only with the express written consent of MTS. All advice and opinions (written and oral) rendered by us are intended for the use and benefit of the Management Board and Supervisory Board of the Company. The opinion set forth below does not constitute a recommendation to the Management Board or the Supervisory Board or any other person, including, without limitation, any shareholder of the Company, as to how to vote or take any other action in connection with the Transaction or any of the other transactions contemplated by the Purchase Agreement.

As part of our investment banking services, we are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, and for other purposes. We have acted as the Company’s financial advisor in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transaction. We will receive a fee for rendering the opinion set forth below. In addition, the Company has agreed to reimburse our expenses that may arise out of our engagement and the Company, or, in certain circumstances, the German Subsidiary, have agreed to indemnify us for certain liabilities that may arise out of our engagement. In the two years prior to the date hereof, we have provided certain investment banking and financial advisory services to the Company and have received a customary retainer fee in connection with such services. We may also seek to provide investment banking or financial advisory services to the Company, the German Subsidiary, Purchaser and/or certain of their respective affiliates in the future and would expect to receive fees for the rendering of these services.

The opinion set forth below was reviewed and approved by a fairness committee of MTS Securities, LLC.

Based upon and subject to the foregoing, it is our opinion as of the date hereof that the Purchase Price to be received by the Company in the Transaction is fair, from a financial point of view, to the Company.

Very truly yours,

/s/

MTS SECURITIES, LLC